UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number: 001-15102

Embraer — Empresa Brasileira de Aeronáutica S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the websites cited on this report on Form 6-K is not incorporated by reference in the referred registration statement on Form F-3.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

PUBLICLY TRADED COMPANY

CNPJ/MF Nº 07.689.002/0001-89

NIRE 35.300.325.761

INSTRUCTIONS TO HOLDERS OF AMERICAN DEPOSITARY SHARES

(“ADSs”) IN CONNECTION WITH THE EXTRAORDINARY GENERAL

SHAREHOLDERS’ MEETING (the “EGM”) TO BE HELD ON NOVEMBER 19, 2010

Following up on the amended and restated report on Form 6-K/A (the “6-K/A”) furnished to the Securities and Exchange Commission on October 21, 2010 in connection with the EGM, the Company hereby informs holders of its ADSs of the applicable procedures for their exercise of voting and withdrawal rights arising as a result of the EGM.

VOTING RIGHTS

The exercise of voting rights by holders of the Company’s ADSs at the EGM will be conducted pursuant to the usual procedures followed by the Company, with the assistance of JPMorgan Chase Bank, N.A. (the “Depositary”), the Depositary of the ADSs, in order to collect voting instructions from holders of ADSs. As such, over the course of the next few days, the Depositary shall circulate voting cards to holders of the Company’s ADSs that will allow such holders to provide voting instructions for the Depositary to vote at the EGM the shares underlying the ADSs of such holders. Only the ADS holders of record at the close of business on October 25, 2010 will be entitled to provide voting instructions to the Depositary. Voting instructions must be forwarded in sufficient time to reach the Depositary before 12:00 p.m., November 17, 2010, so that the Depositary may be able to timely organize all voting instructions and prepare itself for the EGM.

WITHDRAWAL RIGHTS

Because the share refund amount relating to the withdrawal rights is significantly lower than the current trading price of the Company’s shares and ADSs, the Company expects that few or no requests for exercise of withdrawal rights will be submitted by holders of these securities. As a result, and to avoid having the Company incur significant expenses inefficiently, all ADS holders wishing to exercise withdrawal rights will be able to do so provided that they: (1) make the necessary arrangements to cancel their ADSs and take delivery of the underlying shares in a Brazilian account established with a Brazilian securities professional in Brazil, and (2) do not vote in favor of the resolution to amend the corporate purpose of the Company, as will be proposed at the EGM.

ADS holders intending to exercise withdrawal rights will need to comply with applicable Brazilian regulations to hold the shares underlying their ADSs in such a Brazilian account, the opening of which should be discussed and arranged by such ADS holders with their Brazilian broker and legal or other advisors. In addition, such holders must surrender their ADSs to the Depositary for cancellation and take delivery of the underlying shares in time for such holders to be able to submit their withdrawal rights notice in Brazil to Itaú Unibanco S.A., the local custodian of the Company’s shares, prior to the end of the period for exercise of withdrawal rights, which, as described in the 6-K/A, is scheduled to expire on the thirtieth (30th) day following the date of publication of the Minutes of the EGM that approves the amendment of the Company’s corporate purpose.

If the trading price of the ADSs experiences a significant change that makes the exercise of withdrawal rights attractive to ADS holders, the Company may, at its sole discretion, announce alternative arrangements in order for ADS holders to be able to exercise withdrawal rights in the United States.

The Company urges holders of ADSs and shares of the Company to check the trading price of these securities prior to submitting a notice of exercise of withdrawal rights.

Additional information relating to withdrawal rights is available in the 6-K/A, which is incorporated by reference herein to the extent not superseded by information contained herein or in documents or reports subsequently filed or furnished. Such information is also available on the websites of the BM&FBovespa – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) and the CVM (www.cvm.gov.br), as well as on the Investor Relations website of the Company (www.embraer.com.br/ri).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2010

Embraer-Empresa Brasileira de Aeronáutica S.A.

By:	/s/ Luiz Carlos Siqueira Aguiar
Name: Luiz Carlos Siqueira Aguiar
Title: Chief Financial Officer